Exhibit 21.1

SUBSIDIARIES OF HELIUS MEDICAL TECHNOLOGIES, INC

ENTITY NAME	JURISDICTION

Helius Medical, Inc.	Delaware
Revelation Neuro, Inc.	Texas
Helius Medical Technologies (Canada), Inc.	Canada